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                                                           File No. 70-9989

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM U-1

                           APPLICATION OR DECLARATION
                                      under
                 The Public Utility Holding Company Act of 1935

                              PROGRESS ENERGY, INC.
                         CAROLINA POWER & LIGHT COMPANY
                             ROWAN COUNTY POWER, LLC
                             PROGRESS VENTURES, INC.
                          PROGRESS GENCO VENTURES, LLC

                          411 Fayetteville Street Mall
                          Raleigh, North Carolina 27601

               (Name of company or companies filing this statement
                  and addresses of principal executive offices)

                              PROGRESS ENERGY, INC.

 (Name of top registered holding company parent of each applicant or declarant)

                               William D. Johnson
             Executive Vice President, General Counsel and Secretary
                          411 Fayetteville Street Mall
                          Raleigh, North Carolina 27602

Larry M. Smith                                    Thomas R. Sullivan
Vice President - Finance                          Treasurer
Progress Ventures, Inc.                           Carolina Power & Light Company
411 Fayetteville Street Mall                      411 Fayetteville Street Mall
Raleigh, North Carolina 27602                     Raleigh, North Carolina 27602

                    (Names and address of agents for service)

This Commission is requested to mail signed copies of all orders, notices and communications to:

Steven Carr, Esq.                                 William S. Scherman, Esq.
Associate General Counsel                         Paul Silverman, Esq.
Progress Energy Service Company, LLC              William Weeden
PEB 17B2                                          Skadden Arps Slate Meagher &
                                                  Flom LLP
411 Fayetteville Street Mall                      1440 New York Avenue, NW
Raleigh, North Carolina 27602                     Washington, DC 20005
Phone:  919/546-4161                              Phone:  202/371-7877
Fax:  919/546-3805                                Fax:  202/393-5760

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                           APPLICATION/DECLARATION FOR
                    AUTHORIZATION TO TRANSFER UTILITY ASSETS

Item 1.   DESCRIPTION OF PROPOSED TRANSACTIONS.

               Progress Energy, Inc. ("Progress Energy"), Carolina Power & Light Company ("CP&L"), Rowan County Power, LLC ("Rowan"), Progress Ventures, Inc. ("Progress Ventures"), and Progress Genco Ventures, LLC ("Genco Ventures," and together with Progress Energy, CP&L, Rowan, and Progress Ventures collectively, "Applicants") seek in this application/declaration ("Application/Declaration") authorization under the Public Utility Holding Company Act of 1935 (the "Act") for CP&L to transfer certain utility assets to Rowan. Progress Energy is a registered holding company under the Act, CP&L is a public utility company subsidiary of Progress Energy, Rowan is a wholly-owned exempt wholesale generator ("EWG") subsidiary of CP&L, Progress Ventures and Genco Ventures are direct and indirect intermediate holding company subsidiaries, respectively, of Progress Energy.

               Applicants seek authority under Section 12(d) of the Act, and Rule 44 thereunder, for CP&L to transfer its interests in certain electric generation assets and a related generation facility site located in Rowan County, North Carolina (collectively, the "Rowan Assets") to Rowan. CP&L and Rowan propose to complete the transfer of the Rowan Assets as soon as possible, and the Applicants therefore respectfully request expedited Commission action on this Application/Declaration. The transfer is a component of a larger reorganization of Progress Energy's wholesale operations.

        A.     Reasons for Transferring the Rowan Assets.

               Over the last few years, regulatory changes promoted by Congress and the Federal Energy Regulatory Commission ("FERC") have dramatically changed the wholesale electric power business by introducing a regime of robust competition. The proposed transfer of the Rowan Assets is part of Progress Energy's response to this new industry model, which seeks to adapt to and take advantage of competitive market opportunities in the Southeastern United States. This plan reflects an organizational change at Progress Energy that focuses on developing and expanding a portfolio of wholesale generating assets in the Southeast. Rowan, along with a number of other Progress Energy EWGs, will assist Progress Energy's adaptation to this dynamic business environment by consolidating a portion of its wholesale operations under a structure that is functionally distinct from the retail operations of Progress Energy's retail subsidiaries, CP&L and Florida Power Corporation ("Florida Power"). Progress Energy expects this organizational change to produce at least three types of efficiencies and economies:

               (1) First, the change will help create a structure that clearly separates Progress Energy assets involved in wholesale electric power transactions from those involved in retail operations. Under the current structure, CP&L and Florida Power are free to continue to engage in wholesale power transactions, as they have done for many years to meet their own resource requirements. However, significant time and effort is

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required by the state commissions (and their staffs) and company management to ensure that the retail and wholesale operations are properly segregated for accounting and rate-making purposes. Establishing a separate wholesale arm of Progress Energy will promote efficient use of public and private resources in the future. Among other things, it will reduce the need for jurisdictional separation studies or other time-consuming and costly safeguards that would otherwise be required.

               (2) Secondly, the change will help simplify Progress Energy's resource planning. Customer choice in the wholesale market creates a need for an entirely different planning process than that found in traditional utility operations -- one that involves the analysis of prospective arrangements, the rapid formulation of definitive bids and the development of plants that are intended either to meet a delivery deadline under a winning bid or to serve as a source of supply for future bids. In short, the different approaches to planning and decision making found in retail and wholesale markets creates a situation where Progress Energy can derive efficiencies through segregating its wholesale and retail activities into separate specialized operations.

               (3) Finally, placing the Rowan Assets under a new wholesale operations structure will contribute to expedited decision making. Wholesale power markets frequently experience sudden changes. Currently, Progress Energy's decision making related to this market must be coordinated with CP&L and its other retail utility companies. With the Rowan Assets under the control of a specialized wholesale business unit, decision making with respect to those assets can be carried out independently under conditions that are more compatible with the requirements and expectations of the competitive market.

               While the transfer of the Rowan Assets offers the improvements and efficiencies described above, it in no way will diminish the reliability of electric supply in the Southeast. Regional power system reliability will remain as strong as it would have been in the absence of this organizational change. Progress Energy will continue to develop and purchase the power supply resources needed to provide reliable service to its wholesale and retail customers through its various subsidiaries. Federal and state oversight over the transfer reinforce this conclusion. The Federal Energy Regulatory Commission (the "FERC") must approve the transfer under the Federal Power Act, as amended (the "Federal Power Act") using procedures designed to preserve the integrity of state regulatory authority over retail electricity sales. The North Carolina Utilities Commission ("NCUC") approved the transaction in an order dated October 1, 2001 ("NCUC Order") that found, among other things, that transferring the Rowan Assets will not impair CP&L's ability to provide reliable, cost-effective electric service to its retail customers.

        B.     Description of the Parties

               Progress Energy is a North Carolina corporation and registered public utility holding company under the Act. It is the parent company of CP&L, Florida Power, and North Carolina Natural Gas Corporation ("NCNG," and together with CP&L and

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Florida Power, the "Utility Subsidiaries"). CP&L and Florida Power are
engaged in the generation, transmission, distribution, and sale of electric power in the states of Florida, North Carolina, and South Carolina. NCNG is engaged in the transport, distribution and sale of natural gas in portions of North Carolina.

               CP&L is a North Carolina corporation that generates, transmits, distributes and sells electricity in a 33,667 square mile service territory that includes 57 of the 100 counties in North Carolina, as well as 14 counties in northeastern South Carolina. At December 31, 2000, CP&L was providing retail and wholesale electric services to approximately 1.2 million customers.

               Rowan, a North Carolina limited liability company, is a wholly-owned subsidiary of CP&L that has been organized principally for the purpose of constructing, owning, and selling power from an electric generation facility located in Rowan County, North Carolina. Rowan is an EWG, and as such will be engaged exclusively in the sale of power at wholesale and incidental activities that are consistent with EWG status.

               Progress Ventures is a North Carolina corporation and a direct wholly-owned subsidiary of Progress Energy. It is an intermediate holding company that holds various non-utility interests of Progress Energy.

               Genco Ventures is a North Carolina limited liability company that is a wholly-owned subsidiary of Progress Ventures. Genco Ventures has been formed to hold interests in a number of EWGs, including Rowan.

        C.     Description of the Rowan Assets and Asset Transfer.

               The Rowan Assets consist of a 480 megawatt gas-fired combustion turbine generation facility ("Rowan Facility") located in Rowan County, North Carolina; associated electric interconnection equipment, fuel storage and handling facilities, and other facilities and equipment necessary for the generation of electricity and conducting related activities that are consistent with EWG status. The Rowan Assets also include the Rowan Facility site. Construction of the Rowan Facility commenced in April 2000, and commercial operation commenced in June of 2001.

               As part of the reorganization discussed in Section 1.A above, CP&L will transfer the Rowan Assets to Rowan. In accordance with the strategy of separating Progress Energy's retail from its wholesale operations, Progress Ventures will then acquire from CP&L all of the Rowan limited liability company interests, and Progress Ventures will contribute the Rowan limited liability company interests to Genco Ventures.

               CP&L will transfer the Rowan Assets to Rowan at net book cost, subject to a possible adjustment by the NCUC in the event the NCUC determines that the market value of the Rowan Assets at transfer exceeded net book cost. The NCUC has approved the transfer of the Rowan Assets to Rowan in the NCUC Order. As of September 30, 2001 the Rowan Assets had a net book cost of approximately $180 million.

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Item 2.   FEES, COMMISSIONS AND EXPENSES.

               The fees, commissions and expenses to be paid or incurred, directly or indirectly, by the Applicants in connection with the proposed transaction are estimated to total approximately $5,000.

Item 3.   APPLICABLE STATUTORY PROVISIONS.

        A.     General.

               The Rowan Assets are utility assets within the meaning of the definition set forth in Section 2(a)(18) of the Act. The Applicants consider
Section 12(d) of the Act and Rules 43, 44, 53, and 54 under the Act to be applicable to the transfer of the Rowan Assets. To the extent that the Commission deems other sections of the Act or the Commission's rules under the Act to be applicable to this transfer, those sections and rules should be considered to be set forth in this Item 3.

        B.     Compliance with Rules 53 and 54.

               The proposed asset transfer is subject to Rules 53 and 54. Under Rule 53, a registered holding company may not issue any security (including any guarantee) for the purpose of financing the acquisition of the securities of or other interest in an EWG unless certain conditions are satisfied. Rule 54 provides that the Commission shall not consider the effect of the capitalization or earnings of any subsidiaries of a registered holding company that are EWGs or "foreign utility companies" ("FUCOs") in determining whether to approve other transactions if Rule 53(a), (b) and (c) are satisfied. These standards are met.

               Rule 53(a)(1): Progress Energy's "aggregate investment" in EWGs and FUCOs is approximately $257.1 million, or approximately 13.0% of Progress Energy's "consolidated retained earnings" (as defined in Rule 53(a)) for the four quarters ended September 30, 2001 ($2.04 billion)

               Rule 53(a)(2): Progress Energy maintains books and records enabling it to identify investments in and earnings from each EWG and FUCO in which it directly or indirectly acquires and holds an interest. Progress Energy will cause each domestic EWG in which it acquires and holds an interest, and each foreign EWG and FUCO that is a majority-owned subsidiary, to maintain its books and records and prepare its financial statements in conformity with U.S. generally accepted accounting principles. All of such books and records and financial statements will be made available to the Commission, in English, upon request.

               Rule 53(a)(3): No more than 2% of the employees of the Utility Subsidiaries will, at any one time, directly or indirectly, render services to EWGs and FUCOs.

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               Rule 53(a)(4): Progress Energy will submit copies of the
applicable filings made with the Commission to each of the public service commissions having jurisdiction over the retail rates of the Utility Subsidiaries.

               In addition, Progress Energy states that the provisions of Rule 53(a) are not made inapplicable to the authorization herein requested by reason of the occurrence or continuance of any of the circumstances specified in Rule 53(b). Rule 53(c) is inapplicable by its terms.

Item 4.   REGULATORY APPROVAL.

                  CP&L filed an application with the NCUC for approval to transfer certificates of public convenience and necessity relating to the Rowan Assets. The NCUC approved the transfer on October 1, 2001. No other State commission has jurisdiction with respect to the subject transaction. The transfer of portions of the Rowan Assets is subject to FERC approval under Section 203 of the Federal Power Act. The FERC issued an order approving the transfer on November 30, 2001. No other federal agency or commission, other than the Commission, has jurisdiction over the transfer of the Rowan Assets.

               The NCUC has required the Applicants to request the Commission to state in its order granting this Application/Declaration and permitting it to become effective that its approval of this Application/Declaration in no way precludes the NCUC from scrutinizing and establishing the value of the assets transferred for purposes of determining the rates for services rendered to CP&L's customers and that it is the Commission's intention that the NCUC retain the right to review and determine the value of such asset transfer for purposes of determining rates.

Item 5.   PROCEDURE.

               The Commission issued and published the requisite notice under Rule 23 with respect to the filing of this Application/Declaration on November 2, 2001. That notice specified a date not later than November 26, 2001 by which comments may be entered. Applicants respectfully request that the Commission enter an order by December 3, 2001 granting and permitting this Application/Declaration to become effective.

               Applicants hereby (i) waive a recommended decision by a hearing officer, (ii) waive a recommended decision by any other responsible officer or the Commission, (iii) consent that the Division of Investment Management may assist in the preparation of the Commission's decision and (iv) waive a 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.

Item 6.   EXHIBITS AND FINANCIAL STATEMENTS.

               The following exhibits and financial statements are filed as a part of this Application/Declaration:

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         (a)      Exhibits

A        Not Applicable.

B-1      Rowan Asset Contribution Transfer Agreement.

C        Not applicable.

D-1      Application to the North Carolina Utilities Commission.

D-2      Order of the North Carolina Utilities Commission.  (Previously Filed)

D-3 Application to the Federal Energy Regulatory Commission and Amendment thereto. (Previously Filed)

D-4      Order of the Federal Energy Regulatory Commission.

E        Not applicable.

F-1      Opinion of Progress Energy counsel.

         (b)      Financial Statements*

FS-1 Progress Energy Consolidated Statement of Income for the nine months ended September 30, 2001, incorporated by reference to Quarterly Report of Progress Energy on Form 10-Q for the period ended September 30, 2001 (File No. 1-15929).

FS-2 Progress Energy Consolidated Statement of Income for the year ended December 31, 2000, incorporated by reference to Annual Report of Progress Energy on Form 10-K for the period ended year ended December 31, 2000 (File No. 1-15929).

FS-3 Progress Energy Consolidated Balance Sheet as of September 30, 2001, incorporated by reference to Quarterly Report of Progress Energy on Form 10-Q for the period ended September 30, 2001 (File No. 1-15929).

FS-4 CP&L Consolidated Statement of Income for the nine months ended September 30, 2001, incorporated by reference to Quarterly Report of CP&L on Form 10-Q for the period ended September 30, 2001 (File No. 1-3382).

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* As a newly formed subsidiary of CP&L, Rowan has no assets or business activity, and thus no income statement or balance sheet, at this time.

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FS-5     CP&L Consolidated Balance Sheet as of September 30, 2001, incorporated by reference to Quarterly Report of CP&L on Form 10-Q for the period ended September 30, 2001 (File No. 1-3382).

FS-6 CP&L Consolidated Statement of Income for the year ended December 31, 2000, incorporated by reference to Annual Report of CP&L on Form 10-K for the year ended December 31, 2000 (File No. 1-3382).

FS-7 Progress Ventures Consolidated Balance Sheet for the nine months ended September 30, 2001.

FS-8     Progress Ventures Statement of Income for the year ending December 31,
         2000.

FS-9 Progress Ventures Statement of Income for the nine months ending September 30, 2001.

FS-10    Genco Ventures Balance Sheet for the nine months ended September 30,
         2001.**

Item 7.   INFORMATION AS TO ENVIRONMENTAL EFFECTS.

               (a) The issuance of an order by the Commission with respect to the proposed transactions will not constitute a major federal action significantly affecting the quality of the human environment.

               (b) No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transactions.

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** While it currently holds certain assets through EWG subsidiaries, neither
   Genco Ventures nor its subsidiaries has had any business activity, and Genco Ventures thus has no income statement at this time.

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                                   SIGNATURES

               Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Application/Declaration to be signed on their behalf by the undersigned thereunto duly authorized.

Date:  December 3, 2001

                                            PROGRESS ENERGY, INC.

                                            By:   /s/ WILLIAM D. JOHNSON
                                                  ----------------------
                                                  William D. Johnson
                                                  Executive Vice President,
                                                  General Counsel and Secretary

                                            CAROLINA POWER & LIGHT COMPANY

                                            By:   /s/ THOMAS R. SULLIVAN
                                                  ----------------------
                                                  Thomas R. Sullivan
                                                  Treasurer

                                            ROWAN COUNTY POWER, LLC

                                            By:   /s/ JOEL Y. KAMYA
                                                  -----------------
                                                  Joel Y. Kamya
                                                  President

                                            PROGRESS VENTURES, INC.

                                            By:   /s/ LARRY M. SMITH
                                                  ------------------
                                                  Larry M. Smith
                                                  Vice President- Finance

                                            PROGRESS GENCO VENTURES, LLC

                                            By:   /s/ JOEL Y. KAMYA
                                                  -----------------

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                                                  Joel Y. Kamya
                                                  President

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